UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application of AGL Resources Inc. et al on      CERTIFICATE PURSUANT TO RULE 24
Form U-1 (File No. 70-9707)                     UNDER THE PUBLIC UTILITY HOLDING
                                                COMPANY ACT OF 1935
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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935, as amended, AGL Resources Inc., a Georgia corporation ("AGL Resources"), certifies that it has acquired Virginia Natural Gas, Inc., a Virginia corporation ("VNG"), as proposed in the application/declaration to the Commission on Form U-1 (File No. 70-9707) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27243, dated October 5, 2000. AGL Resources also certifies that the acquisition has been carried out in accordance with the terms and conditions of and for the purposes represented by the application/declaration and of the Commission's order with respect thereto.

Exhibits

     F-2  "Past Tense" Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, AGL Resources has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            /s/ Donald P. Weinstein
                                            -------------------------
                                            Donald P. Weinstein
                                            Senior Vice President and
                                              Chief Financial Officer
                                            AGL Resources Inc.

Date:  October 18, 2000

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EXHIBIT F-2

                                            October 18, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  AGL Resources Inc., Virginia Natural Gas, Inc., File No. 70-9707

Dear Sirs:

     In connection with the above-referenced Application-Declaration of AGL Resources Inc ("AGL Resources") for authorization to acquire Virginia Natural Gas, Inc. ("VNG") (the "Acquisition"), the Commission issued an order granting the Application-Declaration in AGL Resources Inc., Holding Co. Act Release No. 27243 (October 5, 2000) (the "Acquisition Order"). AGL Resources consummated the Acquisition on October 6, 2000 and registered as a holding company under the Public Utility Holding Company Act of 1935 (the "Act") on October 10, 2000. As counsel for AGL Resources and its subsidiary companies, I deliver this past-tense opinion to you for filing as Exhibit F-2 to the Application-Declaration.

     In addition to authorization to effect the Acquisition, the Acquisition Order grants authority for: (1) the financing of the AGL System through March 31, 2004; (2) intrasystem service and other transactions that companies in the AGL System will engage in after the Acquisition in connection with the operation of a registered holding company system; (3) AGL Resources to retain and restructure its direct and indirect nonutility subsidiary companies, and (4) the acquisition, by dividend from AGL Resources' wholly-owned public utility subsidiary, Atlanta Gas Light Company ("AGLC"), of all the outstanding securities of Chattanooga Gas Company, AGLC's wholly-owned public utility subsidiary. AGLC was also granted an exemption by order under Section 3(a)(2) from all provisions of the Act, except Section 9(a)(2).

     I am a member of the bar of the State of Georgia, the place of incorporation of AGL Resources. I am not a member of the bars of certain other states in which certain of the Applicants are incorporated or qualified to do business, and do not hold myself out as an expert in the laws of such states, although I have consulted with counsel to AGL Resources who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained by AGL Resources, in particular, LeBoeuf, Lamb, Greene & MacRae, L.L.P. and Long Aldridge & Norman LLP who are expert in the laws applicable to the Applicants.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records

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and such other documents,  certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were
not  independently   established,   relied  upon  statements  contained  in  the
Application-Declaration.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

o The Commission has duly entered an appropriate order with respect to the transactions described in the Application-Declaration granting and permitting the Application-Declaration to become effective under the Act and the rules and regulations thereunder.

o No act or event other than as described herein has occurred subsequent to the date hereof which would change the opinions expressed below.

o Appropriate corporate actions have been taken by both the issuer and acquirer of the securities contemplated by the Application-Declaration and the documents transferring the securities have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

o Each of the Applicants, and their subsidiaries involved in the Acquisition, was at the time of the Acquisition a duly incorporated corporation or duly formed limited liability company or partnership in the jurisdiction in which it is domiciled.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that:

     (a) all state and federal laws applicable to the Acquisition and such other transactions authorized by the Acquisition Order have been complied with and the proposed transactions have been carried out in accordance with the Application-Declaration;

     (b) each of the Applicants is duly formed or incorporated under the laws of the jurisdiction in which it is domiciled;

     (c) AGL Resources has legally acquired the shares of the common stock of VNG, and;

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     (d)  the  consummation  of the  Acquisition  and  such  other  transactions authorized by the Acquisition Order did not violate the legal rights of the holders of any securities issued by AGL Resources, or by any associate company thereof.

     I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.

                                            Very truly yours,
                                            //s// Paul R. Shlanta
                                            Senior Vice President and
                                            General Counsel
                                            AGL Resources Inc.